Exhibit 99.1

Press Release

Shareholders D.E MASTER BLENDERS 1753 vote in favor

of all resolutions at the AGM

Amsterdam, November 28, 2012 – D.E MASTER BLENDERS 1753 reports that the company’s shareholders voted in favor of all resolutions during the Annual General Meeting of Shareholders (AGM) that was held today. 56.9% of D.E MASTER BLENDERS 1753’s total share capital outstanding was present or represented at the AGM.

The following resolutions were approved:

•	The financial statements as presented in the Annual Report 2012;

•	Discharge of the Executive Director and the Non-Executive Directors;

•	Appointments of Mrs G. Picaud and Mr R. Zwartendijk as Non-Executive Directors;

•	Authorization to acquire ordinary shares in the share capital of the company.

An audio webcast and the presentation related to the AGM are available on the company’s website.

#    #    #

About D.E MASTER BLENDERS 1753

D.E MASTER BLENDERS 1753 is a leading pure-play coffee and tea company that offers an extensive range of high-quality, innovative products through well-known brands such as Douwe Egberts, Senseo, L’OR, Pilão, Merrild, Moccona, Pickwick and Hornimans in both retail and out of home markets. The company holds a number of leading market positions across Europe, Brazil, Australia and Thailand and its products are sold in more than 45 countries. D.E MASTER BLENDERS 1753 generated sales of more than € 2.7 billion in fiscal year 2012 and employs around 7.500 people worldwide. For more information, please visit www.demasterblenders1753.com.

Contact	Investor Relations	Corporate Communications
	Robin Jansen	Michiel Quarles van Ufford
	+31 20 558 1014	+31 20 558 1080
	investor-relations@DEMB.com	media-relations@DEMB.com